UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 333-224598-04

VERIZON OWNER TRUST 2019-C
(Exact name of registrant as specified in its charter)

c/o Cellco Partnership
One Verizon Way
Basking Ridge, New Jersey 07920
(212) 395-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Verizon Owner Trust 2019-C:
Asset Backed Notes, Class A-1a
Asset Backed Notes, Class A-1b
Asset Backed Notes, Class B
Asset Backed Notes, Class C
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	X

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, Verizon Owner Trust 2019-C has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:    April 24, 2023

VERIZON OWNER TRUST 2019-C
(Issuing Entity)

By:	Cellco Partnership, solely as servicer

By: /s/ Kee Chan Sin
Name: Kee Chan Sin
Title: Vice President and Assistant Treasurer